UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-4801

BARNES GROUP INC.*
(Exact name of registrant as specified in its charter)

123 Main Street Bristol, Connecticut 06010 (860) 583-7070
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

On January 27, 2025, Barnes Group Inc., a Delaware corporation (“Barnes”), completed the previously announced merger of Goat Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Goat Holdco, LLC, a Delaware limited liability company (“Parent”), with and into Barnes (the “Merger”), with Barnes surviving the Merger as a wholly owned subsidiary of Parent. The Merger was effectuated pursuant to the Agreement and Plan of Merger, dated as of October 6, 2024, by and among Barnes, Parent and Merger Sub.

Pursuant to the requirements of the Securities Exchange Act of 1934, Barnes Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 6, 2025	BARNES GROUP INC.

	By:	/s/ Jay B. Knoll
	Name:	Jay B. Knoll
	Title:	Senior Vice President, General Counsel and Secretary